Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
June 23, 2005 at 2.30 pm

AMER SPORTS CORPORATION'S DELISTING FROM LONDON STOCK EXCHANGE APPROVED

The London listing authority has approved the delisting of Amer Sports shares from the official list of London Stock Exchange. Delisting takes place on Friday 24 June 2005. The Company's ordinary shares will continue to be traded on the main list of the Helsinki Stock Exchange.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, email: maarit.mikkonen@amersports.com

For further information, please contact:
Mr Jari Melgin, Director, Treasury & IR, tel. +358 9 7257 8233

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com


05009535

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2004 the Company reported, under IFRS, earnings before interest and taxes of EUR 100.5 million on net sales of EUR 1,035.9 million. Earnings per share from continuing operations were EUR 0.96. At the end of 2004 the Company had 4,066 employees.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
June 28, 2005 at 2.00 pm

JUHA PINOMAA APPOINTED PRESIDENT OF SUUNTO OY

Mr. Juha Pinomaa, M.Sc. Eng., MBA, age of 44, has been appointed President of Suunto Oy effective September 1, 2005. Juha has made an extensive career in Nokia Mobile Phones, where he has during the past 17 years held several executive positions in general management, international sales and product marketing both in Finland as well as in the USA and Southeast Asia. In his most recent position, Juha has acted as Vice President, Entry Business Line, Nokia Mobile Phones, focusing on penetrating new growth markets.

Juha will also be a member of the Amer Sports Executive Board.

AMER SPORTS CORPORATION
Communications

Mr Max Alfthan
Senior Vice President, Communications
Tel. +358 9 7257 8216, email: max.alfthan@amersports.com

For more information, please contact:
Roger Talermo, President & CEO, Amer Sports Corporation, tel. +358 9 7257 8210
Max Alfthan, Senior Vice President, Communications, tel. +358 9 7257 8216

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2004 the Company reported, under IFRS, earnings before interest and taxes of EUR 100.5 million on net sales of EUR 1,035.9 million. Earnings per share from continuing operations were EUR 0.96. At the end of 2004 the Company had 4,066 employees.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
June 23, 2005 at 10.30 am

AMER SPORTS' 2005 WARRANTS - SUBSCRIPTION UPDATE

All 500,000 of Amer Sports' 2005 warrants have been subscribed. Each warrant shall entitle its holder to subscribe for one (1) Amer Sports Corporation share whose accounting countervalue is four (4) euros.

Waiving the pre-emptive subscription right of shareholders, the warrants were granted for subscription by Amera Oy, a fully-owned subsidiary of Amer Sports Corporation, and they will be used as long-term incentives for the Company's group management in 2005-2009 in a manner to be specified by the Company's Board of Directors. Warrants will be granted to the group management after the publication of the 2007 financial statements.

The share subscription price is EUR 14.86, which is the share turnover-weighted average price of Amer Sports Corporation's shares on the Helsinki Stock Exchange during the period from January 2 to February 14, 2005, plus ten (10) per cent. The share subscription period will begin on March 1, 2008, and end on December 31, 2009.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, sähköposti: maarit.mikkonen@amersports.com

For further information, please contact:
Mr Heikki Koponen, Director, Legal Affairs, tel. +358 9 7257 8217

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson (racket and team sports equipment and golf), Atomic (winter sports equipment), Suunto (sports instruments) and Precor (fitness equipment). All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2004 the Company reported, under IFRS, earnings before interest and taxes of EUR 100.5 million on net sales of EUR 1,035.9 million. Earnings per share from continuing operations were EUR 0.96. At the end of 2004 the Company had 4,066 employees.